Exhibit 99.1
Form 51-102F3
MATERIAL CHANGE REPORT
Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations
ITEM 1:	REPORTING ISSUER

Barrick Gold Corporation Brookfield Place Canada Trust Tower 161 Bay Street, Suite 3700 P.O. Box 212 Toronto, ON M5J 2S1

ITEM 2:	DATE OF MATERIAL CHANGE

October 13, 2009

ITEM 3:	PRESS RELEASE
                        A press release was issued by Barrick Gold Corporation (“Barrick”) on October 13, 2009 and a copy of the press release is attached hereto.
ITEM 4:	SUMMARY OF MATERIAL CHANGE
                        On October 13, 2009, Barrick and its wholly-owned subsidiary, Barrick (PD) Australia Finance Pty Ltd (“BPDAF”), announced the pricing of $1.25 billion in debt securities comprised of: $400 million of 4.95% notes due 2020 and $850 million of 5.95% notes due 2039. All debt securities were issued by BPDAF and guaranteed by Barrick. The offering of the debt securities closed on October 16, 2009.
ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE
                        For a full description of the material change, please refer to the press release attached hereto.
ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	SENIOR OFFICER
                        The following senior officer of Barrick is knowledgeable about the material change and this report:
Sybil E. Veenman Senior Vice President, Assistant General Counsel and Secretary (416) 307-7470

ITEM 9:	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 2nd day of November, 2009.

by	(signed) Sybil E. Veenman
Sybil E. Veenman

PRESS RELEASE – October 13, 2009
All amounts expressed in US dollars.
Barrick Announces Pricing of $1.25 Billion Offering of Debt Securities
Barrick Gold Corporation (NYSE:ABX) (TSX:ABX) (“Barrick”) and its wholly-owned subsidiary, Barrick (PD) Australia Finance Pty Ltd (“BPDAF”), announced today the pricing of $1.25 billion in debt securities comprised of: $400 million of 4.95% notes due 2020 and $850 million of 5.95% notes due 2039. All debt securities will be issued by BPDAF and will be guaranteed by Barrick. The offering is expected to close on or about October 16, 2009.
     The net proceeds from this offering will be advanced to wholly-owned subsidiaries in the Barrick group and will all be used to further reduce the liability related to Barrick’s floating spot-price (fully participating) gold contracts.
     The debt securities have not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state securities laws. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the debt securities, nor shall there be any sale of the debt securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.
     Barrick expects 2009 gold production to be 7.2 to 7.6 million ounces at net cash costs of $360 to $385 per ounce or total cash costs of $450 to $475 per ounce1 and expects gold production in 2010 to grow to 7.7 to 8.1 million ounces at lower total cash costs than 2009.
Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

INVESTOR CONTACT: Deni Nicoski Vice President, Investor Relations Tel: (416) 307-7410 Email: dnicoski@barrick.com	MEDIA CONTACT: Vincent Borg Executive Vice President, Corporate Communications Tel: (416) 307-7477 Email: vborg@barrick.com

[1]	Net cash costs per ounce and total cash costs per ounce are non-GAAP financial measures. See pages 33 to 34 of the Company’s Second Quarter 2009 Report.

BARRICK GOLD CORPORATION	1	PRESS RELEASE

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained in this Press Release, including any information as to our strategy, expectations, projects, plans or future financial or operating performance and other statements that express management’s expectations or any estimates of future performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.
     The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	2	PRESS RELEASE